

September 3, 2014

Via E-mail
Andrew Gengos
Chief Executive Officer
ImmunoCellular Therapeutics, Ltd.
23622 Calabasas Road, Suite 300
Calabasas, California 91302

> **Re: ImmunoCellular Therapeutics, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-35560**

Dear Mr. Gengos:

   We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 14, 2014

Intellectual Property Agreements
University of Pennsylvania Licensing Agreement, page 6
The Johns Hopkins University Licensing Agreement, page 7

1.   Please expand your disclosure regarding your license agreements with the University of Pennsylvania and Johns Hopkins University to provide the material terms of the agreements, including the parties' rights and obligations, upfront licensing fees paid, annual license maintenance fees payable, aggregate milestones payable, a range of royalties within a ten percent range (e.g. single digits, teens, twenties, etc…) and termination provisions.

Intellectual Property, page 8

2.   Please expand your disclosure regarding your five patent applications for your dendritic cell-based vaccine and cancer stem cell vaccine product candidates to disclose the foreign

jurisdictions where the applications are pending and the expected expiration dates if the U.S. and foreign patent applications are granted.

3. Please expand your disclosure regarding the two issued patents for ICT-121 to disclose the expiration dates of the patents. Also, please disclose the jurisdictions where the corresponding international applications are pending and the expected expiration dates if the patent applications are granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director